Filed by NextGen Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Vieco USA, Inc.

Commission File No. 001-40267

The following is an email sent by Dan Hart, CEO of Virgin Orbit, and George Mattson and Gregory Summe, Co-Chairmen of NextGen Acquisition Corp. II, to certain of NextGen’s shareholders on December 15, 2021.

Dear [Insert Name],

We want to provide you with a brief update regarding our proposed business combination between NextGen Acquisition Corp. II (“NextGen”) (Nasdaq: NGCA) and Virgin Orbit. Our Extraordinary General Meeting (“EGM”) of NextGen’s shareholders to approve the proposed business combination will be held at 9:00 a.m. Eastern Time, on December 28, 2021. The Board of Directors of NextGen unanimously recommends that shareholders vote ‘FOR’ the transaction.

This year has proven to be a pivotal moment for the small satellite launch market and Virgin Orbit in particular. A snapshot of Virgin Orbit’s recent developments include the following:

●	entered into a memorandum of understanding (MOU) with ANA Holdings Inc, the owners of Japan’s largest airline, to procure 20 flights of the LauncherOne rocket and to lead the effort to provide funds and support for those orbital missions to launch from Japan’s Oita Prefecture (https://www.businesswire.com/news/home/20211104006281/en/New-Agreement-Between-Virgin-Orbit-and-ANA-HOLDINGS-Sets-the-Stage-for-Twenty-LauncherOne-Flights-From-Japan);

●	entered into a MOU with Astroscale Holdings Inc., the market leader in satellite servicing and long-term orbital sustainability across all orbits, to (i) launch as many as 10 missions on LauncherOne and (ii) work toward a future joint mission concept focused on satellite servicing (https://www.businesswire.com/news/home/20211117005142/en/Responsive-Satellite-Servicing-and-Sustainable-Space-Launches-Get-a-Boost-Through-Astroscale-Virgin-Orbit-Partnership);

●	announced our next mission Above the Clouds, scheduled for January 2021, with an initial launch manifest including the U.S. Department of Defense and SatRevolution that was later expanded to also include Spire Global (initial announcement article (https://www.businesswire.com/news/home/20211109005689/en/CORRECTING-and-REPLACING-Virgin-Orbit%E2%80%99s-LauncherOne-Begins-Pre-flight-Prep-Before-Its-End-of-Year-Flight), addition of Spire Global article (https://www.businesswire.com/news/home/20211209005342/en/Spire-Global-Inc.-Selects-Virgin-Orbit-for-Late-Load-Addition-to-Next-Flight-in-Record-Time)) – Above the Clouds follows two successful launches earlier this year (January 2021 launch article (https://virginorbit.com/the-latest/virgin-orbit-aces-second-launch-demo-and-deploys-nasa-payloads/)), June 2021 launch article (https://virginorbit.com/the-latest/virgin-orbits-tubular-bells-mission-goes-off-without-a-hitch/));

●	entered into commercial partnership with BigBear.ai, a leading provider of artificial intelligence, machine learning, cloud-based big data analytics, and cyber engineering solutions, to deploy an AI-powered analytics platform for end-to-end responsive launch solutions (https://www.businesswire.com/news/home/20210917005113/en/BigBear.ai-Enters-into-Transformational-Commercial-Partnership-with-Virgin-Orbit-to-Deploy-AI-Powered-Analytics-Platform-for-End-to-End-Responsive-Launch-Solutions);

●	invested in Series B funding round of SatRevolution S.A, a Polish developer and manufacturer of nanosatellites and nanosatellite technologies, cementing strategic partnership between the two companies (https://www.businesswire.com/news/home/20211214006222/en/); and

●	announced the nominees for the board of directors of the combined company, who bring decades of strategic, financial, operational, industry and public company governance leadership (https://www.businesswire.com/news/home/20211129005236/en/Virgin-Orbit-and-NextGen-Announce-Director-Nominees-to-Virgin-Orbit-Board-of-Directors).

We are glad that Virgin Orbit’s strategic vision and focus are being appreciated by the research analyst community, as evidenced by our successful Analyst Day (https://www.youtube.com/watch?v=K_LJR9mlVIU).

You can vote your proxy online at the following link using the Control Number accompanying the physical proxy you would have received in the mail on Monday, December 13. The following link also provides the PDF of the proxy statement and prospectus: https://www.sec.gov/Archives/edgar/data/0001843388/000121390021063966/f424b31221_nextgenacq2.htm. More information on how to vote can be found at https://nextgenacq.com/vote.html.

As a shareholder of record as of November 19, 2021, the Board of Directors of NextGen unanimously recommends that you vote ‘FOR’ the transaction. We would appreciate it if you could work with your team to vote your proxy before December 23, 2021, in advance of the EGM. It is our hope that you do hold onto your shares and continue our incredible journey with Virgin Orbit.

The Virgin Orbit leadership team is readily available to answer any questions you may have. Please let us know if you would like to schedule a call with NextGen and/or Virgin Orbit to provide any additional information.

To the extent you are comfortable sharing your voting intention with us at this stage, it would be greatly appreciated as we begin the process of tabulating the shareholding.

We appreciate your continued support.

Many thanks,

Dan Hart, George Mattson and Gregory Summe

CEO (Virgin Orbit) & Co-Chairmen (NextGen)

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Vieco USA, Inc. (“Vieco USA”) and NextGen Acquisition Corp. II (“NextGen”). This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. In connection with the proposed transaction, NextGen has filed a registration statement on Form S-4 with the SEC on September 16, 2021, as amended on October 29, 2021, November 23, 2021 and December 3, 2021, which was declared effective by the SEC on December 7, 2021, which includes a document that serves as a prospectus and proxy statement of NextGen (the “proxy statement/prospectus”). A definitive proxy statement/prospectus was mailed to all NextGen shareholders of record as of November 19, 2021, the record date established for the extraordinary general meeting of shareholders relating to the proposed transaction on December 28, 2021. NextGen also will file other documents regarding the proposed transaction with the SEC. This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders of NextGen are urged to read the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by NextGen through the website maintained by the SEC at www.sec.gov. The documents filed by NextGen with the SEC also may be obtained free of charge at NextGen’s website at https://www.nextgenacq.com/nextgen-ii.html or upon written request to 2255 Glades Road, Suite 324A, Boca Raton, Florida 33431.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Vieco USA and NextGen. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of NextGen’s securities, (ii) the risk that the transaction may not be completed by NextGen’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NextGen, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of NextGen, the availability of the minimum amount of cash available in the trust account in which substantially all of the proceeds of NextGen’s initial public offering and private placements of its warrants have been deposited following redemptions by NextGen’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Vieco USA’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Vieco USA and potential difficulties in Vieco USA employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Vieco USA or against NextGen related to the Merger Agreement or the proposed transaction, (x) the ability to maintain the listing of NextGen’s securities on a national securities exchange, (xi) the price of NextGen’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which NextGen plans to operate or Vieco USA operates, variations in operating performance across competitors, changes in laws and regulations affecting NextGen’s or Vieco USA’s business, Vieco USA’s inability to implement its business plan or meet or exceed its financial projections and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the ability of Vieco USA to implement its strategic initiatives and continue to innovate its existing products, (xiv) the ability of Vieco USA to defend its intellectual property, (xv) the ability of Vieco USA to satisfy regulatory requirements, (xvi) the impact of the COVID-19 pandemic on Vieco USA’s and the combined company’s business and (xvii) the risk of downturns in the commercial launch services, satellite and spacecraft industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of NextGen’s registration statement on Form S-1 (File No. 333-253848), the definitive proxy statement/prospectus filed by NextGen with the SEC on December 7, 2021 and other documents filed or that may be filed by NextGen from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Vieco USA and NextGen assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Vieco USA nor NextGen gives any assurance that either Vieco USA or NextGen, or the combined company, will achieve its expectations.